

20008476

SEC Mail Processing

MAR 02 2020

Washington, DC

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLV & Co. LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue 21st Floor

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

New York	NY	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

4601 DTC Boulevard, Suite 700 Denver		CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Bonnema _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLV & Co. LLC _____

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Commonwealth of Pennsylvania - Notary Seal
Michael J. Connelly, Notary Public
Chester County
My Commission Expires   August 12, 2023
Commission Number   1355630

_____ Signature

Chief Administrative Officer
_____ Title

_____ 2/20/2020

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MLV & Co. LLC

Index

December 31, 2019



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MLV & Co. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MLV & Co. LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2017.

Denver, Colorado
February 24, 2020



PUBLIC

# MLV & Co. LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash	S	710,059
Prepaid expenses and other assets		10,356
Total assets	S	720,415

Liabilities and Member's Capital

Liabilities

Accounts payable and accrued expenses		6,500
Due to affiliates	S	61,993
Total liabilities		68,493

Commitments and Contingencies (Note 6)

Member's capital

Member's capital		651,922
Total liabilities and member's capital	S	720,415

The accompanying notes are an integral part of this financial statement.

MLV & Co. LLC

Notes to Statement of Financial Condition

December 31, 2019

Note 1. Organization and Nature of Operations:

MLV & Co. LLC ("MLV" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a boutique investment bank engaged in a single line of business as a securities broker-dealer. The Company is a wholly-owned subsidiary of B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial").

The Company specializes in At-the-Market issuance ("ATM") capital raising transactions and is a member of a group of affiliates, including B. Riley FBR, Inc. ("BRFBR"), a broker-dealer registered with the SEC and member of FINRA whose principal business activities include capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending.

By their nature, MLV's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of MLV's financial statements, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although MLV bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash

Cash includes demand deposits with banks. The Company holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Income Taxes

MLV joins in the filing of a consolidated federal income tax return with the Parent. The Company's income tax provision is calculated based on the benefits for loss tax allocation method. Under the benefits for loss method, tax attributes are characterized as realizable by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"), which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 is effective for the Company in the first quarter of fiscal year 2019, but early application is permitted. The Company adopted this update in 2019 and the adoption did not have a material impact on its financial condition and results of operations.

Note 3. Related Party Transactions:

MLV is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, the Parent and other affiliates may record costs which, in part, may be based on the MLV's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

3

MLV & Co. LLC

Notes to Statement of Financial Condition

December 31, 2019

During the year ended December 31, 2019, the Parent and other affiliates allocated to MLV certain overhead costs related to various shared services activities. As of December 31, 2019, $61,993 was payable to affiliates, including $28,798 of income taxes due to the Parent.

Note 4. Income Taxes:

The Company is treated as a disregarded entity for federal and state income tax purposes and the Parent includes the taxable income of the Company on its tax return. The Company is not currently under audit related to its federal income tax returns. As of December 31, 2019, tax years subsequent to December 31, 2015 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2019, the Company had no liability for uncertain tax positions.

Note 5. Regulatory Requirements:

MLV is registered with the SEC and is a member of FINRA. As such, MLV is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2019, MLV had net capital of $641,566, which was $636,566 in excess of its required net capital of $5,000. Rule 15c3-1 also requires that MLV's aggregate indebtedness to net capital percentage not exceed 1500%. MLV's aggregate indebtedness to net capital percentage was 11%.

MLV is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on section (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and MLV does not carry or hold any customer funds or securities.

Note 6. Commitments and Contingencies:

Litigation

As of December 31, 2019, except as described below, MLV was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. MLV has been named as a defendant in civil lawsuits relating to its various businesses. In addition, MLV is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self-regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on MLV's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on MLV's financial condition, results of operations or liquidity.

Many aspects of MLV's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. MLV has been named as a defendant in securities claims involving investment banking clients as a result of MLV's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify MLV against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which MLV is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to MLV or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

On January 5, 2017, the complaints filed in November 2015 and May 2016 naming MLV as a defendant in putative class action lawsuits alleging claims under the Securities Act in connection with the offerings of Miller Energy Resources, Inc. ("Miller") have been consolidated. The Master Consolidated Complaint, styled Gaynor v. Miller et al., is pending in the United States District Court for the Eastern District of Tennessee, and, like its predecessor complaints, continues to allege claims under

Sections 11 and 12 of the Securities Act against nine underwriters for alleged material misrepresentations and omissions in the registration statement and prospectuses issued in connection with six (6) offerings (February 13, 2013; May 8, 2013; June 28, 2013; September 26; 2013; October 17, 2013 (as to MLV only) and August 21, 2014) with an alleged aggregate offering price of approximately $151,000,000. The plaintiffs seek unspecified compensatory damages and reimbursement of certain costs and expenses. In August 2017, the Court granted the Defendant's Motion to Dismiss on Section 12 claims and found that the plaintiffs had not sufficiently alleged a corrective disclosure prior to August 6, 2015, when an SEC civil action was announced. Defendants' answer was filed on September 25, 2017. Although MLV is contractually entitled to be indemnified by Miller in connection with this lawsuit, Miller filed for bankruptcy in October 2015 and this likely will decrease or eliminate the value of the indemnity that MLV receives from Miller.

In accordance with applicable accounting guidance, MLV establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, MLV does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending case discussed above involving MLV is at a preliminary stage, based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2019.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self-regulatory organizations involving the securities industry, including class actions that seek substantial damages. MLV is also subject to the risk of litigation, including litigation that may be without merit. As MLV intends to actively defend any such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against MLV could materially affect its financial condition, operating results and liquidity.

Note 7. Off-Balance Sheet Risk and Other Risk:

MLV functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. MLV clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between MLV and the clearing broker, the clearing broker has the right to charge MLV for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge MLV has no maximum amount and applies to all trades executed through the clearing broker, MLV believes there is no maximum amount assignable to this right. At December 31, 2019, MLV has recorded no liabilities with regard to the right. During the year ended December 31, 2019, MLV did not incur any costs related to these guarantees.

In addition, MLV has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. MLV monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with underwriting securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact MLV's ATM capital raising transactions which may adversely affect MLV's revenues and profitability.

Through indemnification provisions in the agreement with MLV's clearing organization, customer activities may expose MLV to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. MLV seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

MLV & Co. LLC

Notes to Statement of Financial Condition

December 31, 2019

Note 8. Subsequent Events:

The company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.